**Mission NewEnergy Limited**
One Mission : One Energy : NewEnergy

Tempo Offices, Unit B2,
431 Roberts Rd, Subiaco,
Western Australia, 6008

Tel: + 618 6313 3975
Fax: + 618 6270 6339
Email: invest@missionnewenergy.com

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3 October 2012

## Takeovers Panel decides not to conduct proceedings

**Mission NewEnergy Limited (ASX:MBT)** refers to the Takeovers Panel (**"Panel"**) announcement of today's date confirming that the Panel has decided not to conduct proceedings on an application dated 19 September 2012 from McDermott Industries Limited (**"McDermott"**) in relation to the affairs of Mission.

The Panel concluded there was no reasonable prospect that it would make a declaration of unacceptable circumstances given Mission's compelling need for funds and the undertaking provided by Mission. The Panel's full set of reasons is attached.

Mission informed the Panel that as at 31 August 2012 it had approximately 5 months of cash liquidity subject to further unforeseen costs, though this excludes unbudgeted legal costs in relation to the McDermott Panel proceedings and the legal dispute with KNM and assumes that the convertible note restructure occurs before the coupon payment which would otherwise be due in late November 2012.

Meanwhile, McDermott, the private investment company of Ir Lee Swee Eng, the founder, substantial shareholder and Executive Chairman of KNM group has submitted to Mission's Board a highly conditional proposal for the Company to undertake a rights issue, which McDermott would partially underwrite. The proposal is subject to due diligence and other conditions. The Board is considering this proposal, particularly in light of McDermott's connections to the KNM group with whom Mission is in dispute (currently subject to arbitration) and the potential conflicts of interest which could arise.

In light of the delays and additional expenses resulting from the Panel proceedings, the company's financial position has become further strained and its need for funds remains compelling. The Company is urgently reviewing its funding alternatives and will provide a further update in the

impending Notice of Meeting for the convertible note restructure and funding proposal announced on 17 August 2012.

- Announcement Ends -

**About Mission NewEnergy**

To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

**Company Contact:**
James Garton
Phone: + 61 8 6313 3975
james@missionnewenergy.com

Australian Government

Takeovers Panel

# Reasons for Decision
# Mission NewEnergy Limited
# [2012] ATP 19

**Catchwords:**

*Lock-up device – efficient, competitive and informed market – effect on control – equal opportunity – funding arrangements – need for funds - decline to conduct proceedings – undertaking*

*Corporations Act 2001 (Cth), sections 602, 657A*

*Guidance Note 7: Lock-up devices*

*Ross Human Directions Ltd* [2010] ATP 8, *Perilya Limited 02* [2009] ATP 1, *Pasminco Ltd (Administrators Appointed)* [2002] ATP 6

| Interim order | IO undertaking | Conduct | Declaration | Final order | Undertaking |
|---|---|---|---|---|---|
| NO | YES | NO | NO | NO | YES |

## INTRODUCTION

1. The Panel, Garry Besson (sitting President), Tony Osmond and Alison Watkins, declined to conduct proceedings on an application by McDermott Industries Limited in relation to the affairs of Mission NewEnergy Limited. The application primarily concerned an exclusivity provision in a financing term sheet entered into by Mission NewEnergy Limited with SLW International, LLC. McDermott Industries Limited submitted (among other things) that the provision amounted to a lock-up device. The Panel considered that there was no reasonable prospect that it would declare the circumstances unacceptable given Mission NewEnergy Limited's compelling need for funds and the undertakings provided by Mission NewEnergy Limited.

2. In these reasons, the following definitions apply.

| | |
|---|---|
| McDermott | McDermott Industries Limited |
| Mission | Mission NewEnergy Limited |
| SLW | SLW International, LLC |

## FACTS

3. Mission is an ASX listed company (ASX code: MBT).

4. McDermott is a substantial shareholder in Mission with a relevant interest in 1,000,000 Mission shares and voting power of 10.6%.[1]

[1] McDermott holds its 10.6% interest in Mission as bare trustee for Mr Lee Swee Eng. Mr Lee is the sole director and shareholder of McDermott. Mr Lee is also the founder, substantial shareholder and Executive Chairman of KNM Group Berhad (KNM). KNM and Mission are currently in dispute in relation to contracting services provided by a wholly-owned subsidiary of KNM for the expansion of Mission's biodiesel production facility. The matter is currently subject to arbitration

5. Mission currently has a market capitalisation of less than $1 million[2], total assets of approximately $21.5 million[3], cash of $1,456,000[4] and debt of over $32 million. Mission's share price has dropped from $2.05 per share in January this year to approximately $0.10 per share.

6. On 17 August 2012, Mission announced that it had entered into a definitive term sheet with SLW, a substantial convertible note holder in Mission. In that announcement, Mission's Chief Executive said:

*We see completion of the financial restructure as fundamental to the solvency of the company.*

7. The term sheet sets out the general terms on which SLW would agree to provide Mission with a US$5 million line of credit facility over 24 months. At maturity or default, Mission must repay to SLW, the principal amount outstanding plus the greater of 25% of the maximum principal amount reached during the term of the facility or US$1 million. The facility would be secured through a first priority security over the assets of Mission.

8. Mission had agreed to deal exclusively with SLW for funding while completing the conditions to close the facility. The exclusivity wording is as follows:

*4. <u>Exclusive Dealing</u>. Between the date of the execution of this Letter and the earlier to occur of (i) the closing, (ii) shareholder vote for the transaction or (iii) the termination of this Letter or, following execution thereof, the Definitive Agreements, the Company shall not, directly or indirectly, through representatives or otherwise, without Lender's express prior approval, solicit, entertain, or negotiate with respect to, or in any manner encourage, discuss or consider any offer or proposal to acquire any interest in, assets of or advance funds or provide credit support to the Company, from any person or entity other than Lender, whether directly or indirectly, through purchase, merger, loan transaction, or otherwise and neither the Company nor any representative of the Company shall provide information relating to the Company to any other person or entity in connection with a possible business combination or lending transaction involving the Company. The Company agrees to immediately notify Lender in the event of any contact between the Company or its representatives and any other person or entity regarding any such offer or proposal or any related inquiry.*

9. The facility is conditional on, among other things, the restructure of Mission's existing convertible note debt, which involves the exchange of each existing convertible note for a new convertible note. The issue of the new convertible notes requires shareholder approval. Also, given the conversion ratio, approval under

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[2] This does not take into account the convertible notes, warrants and performance rights on issue in Mission. It is based on the Mission share price at 26 September 2012 and the Appendix 3B dated 3 July 2012

[3] This is as at 31 December 2011 and is based on Mission's Half Yearly Report announced to the ASX on 29 February 2012

[4] This is as at 30 June 2012 and is based on Mission's Quarterly Report announced to the ASX on 31 July 2012. Mission informed the Panel that at 31 August 2012 it had "approximately 5 months of cash liquidity subject to further unforseen costs"

item 7 of section 611[5] is required to enable convertible note holders to potentially obtain voting power (upon conversion of the convertible notes) exceeding the takeover threshold. The Mission Board has appointed an Independent Expert to consider whether the restructure is fair and reasonable to shareholders.

10. The existing notes were originally issued at a price of $1.30 per note in May 2007. During the 2011 financial year, the majority of these notes (75.33%) were structured into series 2 convertible notes with an extension of the maturity date from May 2012 to May 2014. There now remains 505,904 series 2 notes, with a face value of $65 per note, with each note convertible into 4 ordinary shares in Mission (providing an effective conversion price of $16.25 per share). The notes bear interest at a rate of 4% per annum and interest is payable semi-annually. The existing notes are not secured.

11. At the time of the restructure of the series 1 notes to series 2 notes, SLW did not own any notes. Following the restructure, SLW bought all the series 2 notes. Recently, SLW sold some of the series 2 notes. SLW and its associated entities now have a beneficial interest in slightly over 50% of the convertible notes currently on issue in Mission.[6]

12. There are a number of key differences between the existing convertible notes and the new convertible notes. The new notes will bear no interest payments and the new notes will have a conversion ratio of 1 note to 433 ordinary shares. If the new notes are to be converted to equity, Mission would be required to issue shares equal to approximately 96% of the issued share capital of Mission. At the same time, Mission would be relieved from having to repay its debt under the notes, which currently totals more than $32 million.

13. The term sheet (including the exclusivity provision) ends if shareholders do not approve the convertible note restructure. However, in that case SLW:

*shall for 3 months following the shareholder vote have a right of first refusal on any third party company financing.*

## APPLICATION

### Declaration sought

14. By application dated 19 September 2012, McDermott sought a declaration of unacceptable circumstances. McDermott submitted (among other things) that the following aspects of the SLW arrangement amounted to lock-up devices that were anti-competitive and coercive:

    (a) the exclusivity provision and

    (b) the conditions of the proposed facility, including the grant of security over Mission's assets and the restrictions over the disposal of Mission's assets.

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[5] Unless otherwise indicated, references are to the *Corporations Act 2001* (Cth)

[6] Until recently the Mission Convertible Note Register has shown SLW as the legal owner of all the convertible notes. The register has since been updated to reflect the current holdings

15. McDermott submitted that the circumstances had the following effects:

    (a) the vote by Mission shareholders on the restructure of the convertible note debt may be illusory given they will not have the opportunity to consider any alternative funding

    (b) Mission shareholders will not be given an opportunity to participate in the benefits of the SLW arrangement available to the convertible note holders (including SLW) which may result in the convertible note holders acquiring a substantial interest in Mission and

    (c) the acquisition by the convertible note holders (including SLW) of control over voting shares in Mission was not taking place in an efficient and competitive market.

**Interim order sought**

16. McDermott sought an interim order that Mission not proceed with the finalisation of definitive facility documents and security documentation pending determination of its application.

17. On 24 September 2012, the Panel accepted an undertaking from Mission (Annexure A) not to finalise the documents in connection with the facility and dispatch to Mission shareholders any notice of meeting relating to the proposed convertible note restructure before completion of the Panel proceedings.

**Final order sought**

18. McDermott sought final orders that the term sheet be cancelled, or be cancelled to the extent that it required Mission to deal exclusively with SLW for funding and restricted Mission from dealing with its assets.

## DISCUSSION

**Preliminary submission**

19. Mission made preliminary submissions that the Panel should not conduct proceedings.

20. Mission submitted (among other things) that:

    (a) it was currently in financial difficulty and the Mission Board considered it essential that further funds be raised as soon as possible to ensure Mission could continue as a going concern

    (b) the Mission Board and its advisers gave careful consideration to alternative funding methods (both debt and equity) before proceeding with the SLW arrangement and

    (c) the Mission Board considered that it had exhausted all avenues to obtain further funding and that, in effect, the SLW proposal was a "last resort" with respect to the continuation of Mission as a going concern.

**Exclusivity provision**

21. McDermott submitted that the exclusivity provision amounted to a blanket restriction on Mission obtaining alternative funding for what could be a significant time, in circumstances where Mission was in need of funds.

22. Mission submitted that it sought to negotiate the terms of the exclusivity provision but, given its financial predicament, it was not able to resist SLW's insistence on the provision. Mission also submitted that, even though the exclusivity provision did not contain a "fiduciary out", the exclusivity provision would expire at the time of the shareholder vote. Mission further submitted that the shareholder vote created the equivalent of a "fiduciary out" as it would require Mission to disclose the existence of any alternate proposal to shareholders. The Mission Board considered it to be very unlikely that an alternate proposal would emerge in the interim.

23. Guidance Note 7 sets out the Panel's policy on lock-up devices in control transactions. If Mission shareholders approve the convertible note restructure and Mission enters into definitive facility documents, the arrangements between Mission and SLW could give rise to a control transaction. If Mission is unable to repay the new convertible notes (which there is a real risk of given Mission's current financial situation), the convertible notes will covert to equity equivalent to approximately 96% of the issued share capital of Mission. This would result in the shareholding of the current Mission shareholders being diluted to approximately 4% of the issued share capital of Mission. Therefore, Guidance Note 7 applies to this transaction.

24. Guidance Note 7 makes it clear that lock up devices are not *per se* unacceptable. However, they need to be subject to certain basic structural requirements to ensure that they do not unreasonably hinder competition for control.[7] No-talk and no-due-diligence restrictions should be subject to an effective "fiduciary out". In this case, they have been coupled with a notification obligation in respect of potential competing proposals and a matching right, which increases the anti-competitive effect. This is all the more reason to require a "fiduciary out".

25. The exclusivity provision in this case contains a number of elements that we are concerned with:

    (a) the no-talk restriction is in its most restrictive form as it does not allow Mission to "consider", "discuss" or "negotiate" an unsolicited competing proposal

    (b) the no-talk and no-due-diligence restrictions are coupled with a (limited) notification obligation and a (very broad) matching right

[7] *Ross Human Directions Ltd* [2010] ATP 8 at [28]

(c) the matching right, drafted as a right of first refusal on any third party company financing, remains operative for 3 months following the termination of the Term Sheet and

(d) the no-talk and no-due-diligence restrictions and notification obligation are not subject to a "fiduciary out".

26. The exclusivity provision, when considered as a whole, has an effect on the competition for control of Mission. It acts as a fetter on the discretion of the Mission Board to pursue unsolicited, alternative proposals in order to obtain the best value for shareholders.

27. However, whether a lock-up device is unacceptable will also depend on the context. For example, it may not be unacceptable if there has been a public sale process.[8] Here the exclusivity provision should be considered in the context of the financial position of Mission. This was the approach adopted by the Panel in *Perilya*[9] and *Pasminco Ltd (Administrators Appointed)*.[10]

28. In *Perilya*, the Panel said:

*There may be situations in which the Panel does need to consider whether a commercial decision by a board gives rise to unacceptable circumstances…The Panel must balance the impact of its decision on the company and other interested parties, including whether its decision may place the company in a precarious financial position…*[11]

29. We think the situation here is analogous to *Perilya*. Based on documentation provided by Mission to support its preliminary submissions, we are satisfied that:

(a) Mission is currently in difficult financial circumstances and is in urgent need of funds to ensure it can continue as a going concern

(b) Mission made efforts to seek alternative funding without any success and

(c) the Mission Board believed, at the time Mission entered into the term sheet with SLW, that there was a limited likelihood of a competing proposal emerging during the exclusivity period in which the no-talk and no-due-diligence restrictions operate.[12]

30. Therefore, the question for us becomes whether the need for funds in the present circumstances is so compelling that it should prevail over the application of the policy in Guidance Note 7.

31. We consider that the anti-competitive effect of the exclusivity provision is mitigated to some extent here because the convertible note restructure involves shareholder approval under item 7 of section 611. This will require that Mission

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[8] *Ross Human Directions Ltd* [2010] ATP 8 at [28]

[9] [2009] ATP 1 at [28]

[10] [2002] ATP 6 at [5-17]

[11] *Perilya Limited 02* [2009] ATP 1 at [28-29]

[12] There has since been a competing proposal made (see paragraph 38)

shareholders be given all information known to Mission that is material to the decision on how to vote on the resolution. Such information would include the existence of a competing proposal, so reducing the impact of the exclusivity provision.

32. To provide the Panel with comfort that Mission shareholders would be given an opportunity to decide between the SLW arrangement and any competing proposal, Mission offered in its preliminary submission to provide the following undertaking:

*…if McDermott (or any third party) is able to suggest a viable funding alternative and to provide sufficient information to enable a view to be formed that it is a real and credible alternative, then this will be considered by the Board and, if it constitutes a superior proposal, will be made known to shareholders before they vote on the SLW proposal.*

33. The undertaking offered does not alleviate all our concerns as to the anti-competitive effect of the exclusivity provision. Of particular concern was that the exclusivity provision does not allow Mission to engage an unsolicited, competing proposal. Therefore, it hinders the ability of the Mission Board to determine whether any such proposal is a superior proposal that should be made known to shareholders. This also has the consequence of limiting the information available to shareholders to enable them to make an informed choice.

34. We invited Mission to provide a tighter form of the undertaking than it had offered. In particular, the proposed revised undertaking would not require the Mission Board to determine that a competing proposal was a superior proposal before putting it to shareholders.

35. Mission agreed to provide the revised undertaking (Annexure B). It provides that if a competing proposal is submitted to the Mission Board and the Mission Board considers, but for the exclusivity provision, that it would be prepared to give further consideration to that competing proposal, then it must notify:

(a) Mission shareholders of any material information about the competing proposal and

(b) any independent expert appointed by Mission to consider the SLW arrangement of the existence and details of the competing proposal.

36. The undertaking will ensure that, before voting on the SLW arrangement, Mission shareholders will at least be made aware of and will have the opportunity to consider any credible competing proposal that the Mission Board would be prepared to give consideration to but for the exclusivity provision. But it does not address the consequence that shareholders will receive less information than would otherwise be the case if the exclusivity provision did not exist.

37. We are prepared to accept this consequence in the present circumstances because the exclusivity provision expressly includes provision for Mission to seek SLW's consent to be relieved of the lock-up devices. This indicates that the parties contemplated at the time of entry into the term sheet that there may be situations

where relief from the lock-up may be warranted. If approached by Mission to provide such consent and SLW refused, a fresh application could be made to the Panel at that time if it was appropriate.

38. Following Mission providing the undertaking, on 28 September 2012, McDermott submitted a conditional competing proposal to Mission. The proposal is in the form of a renounceable rights issue to raise up to US$8 million. McDermott is prepared to underwrite up to 50% of the rights issue. The proposal is conditional, among other things, on McDermott and/or its advisers being allowed to undertake a financial due diligence on Mission and its subsidiaries.

39. It is for the Mission Board, at least at first instance, to decide if McDermott's proposal ought to be given consideration in accordance with the undertaking.

**Asset lock-up**

40. McDermott submitted that the proposed conditions of the facility, including security over all Mission's assets and restrictions on Mission disposing of its assets, amounted to an asset lock-up over all of Mission's assets that was both anti-competitive and coercive.

41. Mission submitted that it did not consider these conditions to be an asset lock-up, but instead were fundamental features of any secured financing transaction. Mission further submitted that such security and restrictions on asset disposals only take effect upon the facility becoming binding.[13]

42. In our view, the proposed conditions of the facility agreement are not lock-up devices. They do not currently prevent Mission from dealing with its assets. While the commercial reality is that Mission is unlikely to do so, as this would likely jeopardise the potential deal with SLW, so it is with any proposed secured financing.

## DECISION

43. For the reasons above, we do not consider that there is any reasonable prospect that we would make a declaration of unacceptable circumstances. Accordingly, we have decided not to conduct proceedings in relation to the application under regulation 20 of the *Australian Securities and Investments Commission Regulations* 2001 (Cth).

44. While uncomfortable with the exclusivity provision, we have come to our decision based on the very unusual circumstances of this case, where the company is in a financially precarious position and in urgent need of funds to remain solvent and there is to be a shareholder vote and an undertaking has been provided.

[13] Which will only happen following shareholder approval of the convertible note restructure and other conditions of the facility being satisfied

## Orders

45. Given that we made no declaration of unacceptable circumstances, we make no final orders, including as to costs.

**Garry Besson**
**President of the sitting Panel**
**Decision dated 1 October 2012**
**Reasons published 3 October 2012**

## Advisers

| Party | Advisers |
|---|---|
| McDermott Industries Ltd | Bennett + Co |
| Mission NewEnergy Limited | Clifford Chance |

Australian Government

Takeovers Panel

# Annexure A

## AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION ACT 2001 (CTH) SECTION 201A UNDERTAKING

## MISSION NEWENEGY LIMITED (MISSION)

Mission undertakes to the Panel that it will not, before the completion of the Panel proceedings brought by McDermott Industries Limited by application dated 19 September 2012:

1. finalise the documents in connection with the proposed facility announced to the Australian Securities Exchange on 17 August 2012 and

2. dispatch to Mission shareholders any notice of meeting relating to seeking shareholder approval for the proposed convertible note restructure announced to the Australian Securities Exchange on 17 August 2012.

Mission also undertakes to confirm in writing to the Panel (following completion of the Panel proceedings) that it has satisfied its obligations under this undertaking.

**Signed by Guy Ralph Burnett of Mission NewEnergy Ltd**
**with the authority, and on behalf, of Mission**
**Dated 21 September 2012**

# Annexure B

# AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION ACT 2001 (CTH) SECTION 201A UNDERTAKING

## MISSION NEWENERGY LIMITED (MISSION)

Mission undertakes to the Panel that if:

1. a competing proposal, to the arrangement between Mission and SLW International, LLC announced to the Australian Securities Exchange on 17 August 2012 (**SLW Arrangement**), is submitted to the Mission Board (**Competing Proposal**) and

2. the Mission Board considers, but for the exclusivity provision forming part of the SLW Arrangement, that it would be prepared to give further consideration to that Competing Proposal

it will promptly notify:

3. Mission shareholders of any material information about the Competing Proposal and

4. any independent expert appointed by Mission to consider the SLW Arrangement of the existence and details of any such Competing Proposal.

The undertaking has effect until the earlier of:

(a) the conclusion of the Mission shareholder meeting relating to seeking shareholder approval for the proposed convertible note restructure that the SLW Arrangement is conditional on and

(b) the SLW Arrangement being otherwise terminated.

Mission agrees to confirm in writing to the Panel when it has satisfied its obligations under this undertaking.

**Signed by Guy Ralph Burnett of Mission NewEnergy Ltd**
**with the authority, and on behalf, of Mission**
**Dated 27 September 2012**